UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 000-56292

GAMESQUARE ESPORTS INC.

(Registrant)

1008-150 York Street

Toronto, Ontario M5H 2S5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE ESPORTS INC.
(Registrant)

Date November 1, 2021	By	/s/ Kevin Wright
Kevin Wright
President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	GameSquare Esports Reports Strong Sequential Revenue Growth in Q3 2021 and Accelerated Sales Activity in Q4 2021
99.2	Management's Discussion and Analysis for the three and nine months ended August 31, 2021 and 2020
99.3	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended August 31, 2021 and 2020